EXHIBIT 2

Major resolutions of 2012 Annual General Meeting

Date of events: 2012/06/22

Contents:

1.Date of the shareholders’ meeting:2012/06/22

2.Important resolutions: (1)Ratification of 2011 business report and financial statements (2)Ratification of 2011 earnings distribution; the cash dividend is NT$5.4608 per share (3)Approval of the amendment of the “Articles of Incorporation”. (4)Approval of the amendment of the “Regulations of Election of Directors and supervisors” (5)Approval of the amendment of the “Ordinance of Shareholders Meetings”. (6)Approval of the amendment of “Procedures for Acquisition or Disposal of Asset”

3.Endorsement of the annual financial statements (indicate “yes” or “no”):Yes

4.Any other matters that need to be specified: None